

Mail Stop 3720

July 25, 2017

Colin M. Angle
Chief Executive Officer
iRobot Corporation
8 Crosby Drive
Bedford, MA 01730

> **Re: iRobot Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 001-36414**

Dear Mr. Angle:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications